

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Mark Guerin
Chief Financial Officer
Onconova Therapeutics, Inc.
375 Pheasant Run
Newtown, PA 18940

> **Re:** **Onconova Therapeutics, Inc.**
> **Form 8-K**
> **Exhibit No. 10.1 Distribution, License and Supply Agreement, dated as of December 18, by and between Onconova Therapeutics, Inc. and Specialised Therapeutics Asia Pte. Ltd.**
> **Filed December 19, 2019**
> **File No. 001-36020**
>
> **Form 8-K**
> **Exhibit No. 10.1 Distribution, License and Supply Agreement, dated as of November 20, 2019, by and between Onconova Therapeutics, Inc. and Knight Therapeutics Inc.**
> **Filed November 21, 2019**
> **File No. 001-36020**

Dear Mr. Guerin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance